May 19, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (352) 547-1218

Mr. Jon Kurtz
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, FL 34470

> **Re: Alarion Financial Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed May 9, 2006**
> **File No. 000-51843**

Dear Mr. Kurtz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business: Investments, p. 6

1. In response to our former comment 3, you have amended your Description of Property section to clarify that, with the exception of the Gainesville branch, the Company does not invest in real estate; however, because of this exception, in fact, you do invest in real estate. Please add disclosure into the section entitled "Investments" on page 6 which discusses the decision to build a new facility with residential real estate units.

Item 2: Description of Properties, p. 17

2.   You state the bank anticipates opening the 34th Street Branch Office in April of 2006; please update this section.

Classification of Assets and Potential Problem Loans, page 31

3.   We refer to your response to comment 17 and to the revised disclosure on page 31 that eliminates your reference to mathematical formulas for determining the allowance for loan losses. In this regard, please provide a similar revision to the second paragraph on page 5 of the "Loan Loss Allowance" section that states your monthly provision for loan losses is 1.25% of your outstanding loans less loans held for sale based on an average of your peer group. Please note that paragraph 9.06 of the *AICPA Audit Guide for Depository and Financial Institutions* states methods for determining the allowance for loan losses based solely on mathematical calculations, such as a percentage of total loans or similar allowances of peer institutions generally fail to incorporate the elements necessary to provide a reasonable allowance for loan losses.

Discussion of Results of Operations for 2005, page 36

4.   We refer to your response to comment 23 that states you have provided the requested discussion regarding related party loan on page 11. Considering this disclosure does not appear on the referenced page, please tell us where you have included the revised discussion regarding the nature of the loans and assets that are collateralizing the related party loans and your expectations as to whether they will continue to be provided at the current levels in future periods. If you have not provided this disclosure in your current amendment, please provide it in your next amendment as necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard L. Pearlman
       Igler & Dougherty, P.A.
       2457 Care Drive
       Tallahassee, FL 32308